FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month January, 2009

Commission File Number 001-15118

TATA COMMUNICATIONS LIMITED

(Translation of registrant’s name into English)

VSB, Mahatma Gandhi Road, Mumbai 400 001, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82 -             .

Registrant hereby incorporates in the report on Form 6-K the following Exhibits:

Exhibit Number	Description of Exhibit
1.	Unaudited financial results (provisional, according to Indian GAAP) for the quarter and nine months ended December 31, 2008.

2.	Press release regarding the unaudited financial results (provisional, according to Indian GAAP) for the quarter and nine months ended December 31, 2008.

Forward-Looking Statements

All words and statements other than statements of historical fact included in this Form 6-K (including the attached exhibits), including, without limitation, “expect”, “believe”, “plan”, “intend”, “estimate”, “anticipate”, “may”, “will”, “would” and “could” or similar words and statements concerning the registrant and its prospects, and other statements relating to the registrant’s expected financial position, business strategy, the future development of the registrant’s operations and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the registrant, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the registrant’s present and future business strategies and the environment in which the registrant will operate in the future. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, changes in government policies or regulations of India and, in particular, changes relating to the administration of the registrant’s industry, and changes in general economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in the registrant’s control, include, but are not limited to, those risk factors discussed in the registrant’s various filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on October 14, 2008. These forward-looking statements speak only as of the date of this Form 6-K. The registrant expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in the registrant’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TATA COMMUNICATIONS LIMITED

	By:	/s/ Sanjay Baweja
	Name:	Sanjay Baweja
January 28, 2009	Title:	Chief Financial Officer

Exhibit 1

HQ/CS/CL.24B/13348

28 January 2009

Sir,

Sub : Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2008.

Pursuant to Clause 41 of the Listing Agreement with Indian Stock Exchanges, please find sent herewith Un-audited Financial Results (Provisional, according to Indian GAAP) for the period ended 31 December 2008, which has been taken on record by the Board of Directors in their meeting held on 28 January 2009 and the press release being issued in this regard.

Thanking you,

Yours faithfully, For Tata Communications Limited

Rishabh Aditya Deputy Company Secretary & VP

To:

1)	Security Code 23624, The Stock Exchange, Mumbai. Fax No. (22) 22722037,39,41

2)	Security Code 5251, The Asst. Manager (Listing), National Stock Exchange of India Limited. Fax Nos.: (22) 26598237/38.

3)	National Securities Depository Ltd. Fax Nos.: 2497 29 93.

4)	The Bank of New York. Fax No. 2204 49 42.

5)	Sharepro Services. Fax No. 2837 5646

6)	Marc H. Iyeki, Director, New York Stock Exchange, Fax No: (212) 656-5071 / 72 / Managing Director, New York Stock Exchange, Fax No: (212) 265-2016

7)	Central Depository Services (India) Limited. Fax: 2267 3199.

8)	Mr. R. Gangadharan for SEC information requirements.

Tata Communications Limited

Regd. Office: VSB Mahatma Gandhi Road Fort Mumbai – 400 001

Tel 91 22 6657 8765 Fax 91 22 6639 5162 website www.tatacommunications.com

TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

UNAUDITED FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND

NINE MONTHS ENDED DECEMBER 31, 2008

(Rs. in Lakhs)

	Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31 2008
		2008	2007	2008	2007
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
1	Revenues from Telecommunication Services	99,024	84,671	283,735	243,306	328,330

2	Expenditure
	a. Network Costs	47,154	46,561	139,073	138,932	185,267
	b. Operating and Other Expenses	20,483	15,784	56,022	39,258	56,814
	c. Salaries and Related Costs	8,335	6,168	24,234	17,855	24,243
	d. Depreciation and Amortisation	10,835	7,571	28,114	21,547	30,131

	e. Total Expenditure (2a to 2d)	86,807	76,084	247,443	217,592	296,455

3	Profit from Operations before Other Income, Interest, and exceptional items (1-2)	12,217	8,587	36,292	25,714	31,875
4	Other Income	3,249	7,593	13,476	13,083	16,604

5	Profit before interest and exceptional items (3+4)	15,466	16,180	49,768	38,797	48,479

6	Interest (net)	3,442	2,061	7,997	1,308	2,361

7	Profit after interest but before exceptional items (5-6)	12,024	14,119	41,771	37,489	46,118
8	Exceptional Items:
	a. Claim Settlement (Please refer note 3)	—	—	9,560	—	—
	b. Fixed Assets written off	—	—	—	1,015	1,120
	c. Revision in Pricing Arrangements (Please refer note 4)	—	10,357	—	—	—

9	Profit from Ordinary Activities before tax (7-8)	12,024	3,762	32,211	36,474	44,998

10	Tax Expense	3,929	1,091	11,019	11,914	14,552

11	Net Profit from Ordinary Activities after tax (9-10)	8,095	2,671	21,192	24,560	30,446

12	Extraordinary items (net of tax expense)	—	—	—	—	—

13	Net Profit for the period (11-12)	8,095	2,671	21,192	24,560	30,446

14	Paid up Equity Share Capital (Face value of Rs. 10 per share)	28,500	28,500	28,500	28,500	28,500
15	Reserves excluding revaluation reserve	—	—	—	—	605,407

16	Earnings Per Share (EPS) Basic and diluted earnings per share (Rs.) (not annualised)	2.84	0.94	7.44	8.62	10.68
17	Aggregate of public shareholding
	a. Number of shares	44,586,570	48,269,458	44,586,570	48,269,458	51,575,478
	b. Percentage of shareholding	15.64	16.94	15.64	16.94	18.10

B. SEGMENT INFORMATION:

Business Segments:

(Rs. in lakhs)

Particulars	For the quarter ended December 31,		For the nine months ended December 31,		For the year ended March 31 2008
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)
Revenues from Telecommunication Services
Wholesale Voice	46,664	43,021	133,188	125,165	169,540
Enterprise and Carrier Data	39,892	34,352	112,066	91,182	122,619
Others	12,468	7,298	38,481	26,959	36,171

Total	99,024	84,671	283,735	243,306	328,330

Segment result
Wholesale Voice	10,265	4,004	22,946	13,248	19,890
Enterprise and Carrier Data	30,590	29,578	86,287	73,584	99,839
Others	6,281	3,099	22,229	14,408	18,898

Total	47,136	36,681	131,462	101,240	138,627

Less:
(i) Interest (net)	(3,442)	(2,061)	(7,997)	(1,308)	(2,361)
(ii) Other Unallocable Expense (net)	(31,670)	(20,501)	(81,694)	(62,443)	(90,148)

Profit before taxes and exceptional items	12,024	14,119	41,771	37,489	46,118

Exceptional expenses	0	10,357	9,560	1,015	1,120

Profit before taxes	12,024	3,762	32,211	36,474	44,998

Tax Expense	3,929	1,091	11,019	11,914	14,552

Net Profit	8,095	2,671	21,192	24,560	30,446

Notes to Segments:

The Company’s reportable segments are Wholesale Voice, Enterprise and Carrier Data and Others.

Revenues and expenses, which are directly identifiable to the segments, are attributed to the relevant segment. Expenses on rent of satellite channels and landlines, and royalty and license fee are allocated on the basis of usage. Segment result is segment revenues less segment expenses. Certain costs, including depreciation which is not allocable to segments have been classified as “Other Unallocable Expense (net)”.

Telecommunication services are provided utilizing the Company’s assets which do not generally make a distinction between the types of services. As a result, fixed assets are used interchangeably between segments. In the absence of a meaningful basis to allocate assets and liabilities between segments, no allocation has been made.

Notes:

1.	The above standalone results of the Company for the quarter and nine months ended December 31, 2008 have been subjected to a limited review by the statutory auditors, recommended by the audit committee and were taken on record and approved by the Board of Directors at their meeting held on January 28, 2009.

2.	The Board of Directors of the Company at its meeting held on December 4, 2007 approved the merger of the Company’s wholly owned subsidiary, VSNL Broadband Limited with the Company effective March 1, 2007. Pending necessary statutory approvals and the merger becoming effective no adjustments have been carried out in the financial results for the proposed merger.

3.

On August 27, 2008, the arbitration tribunal (the “Tribunal”) of the International Chamber of Commerce, Hague handed down a final award in the arbitration proceedings brought by Reliance Globalcom Limited (“Reliance”), formerly known as ‘FLAG Telecom’, against the Company relating to the FEA cable (Flag Europe Asia Cable System). The Arbitration proceedings have been ongoing since 2004. The Tribunal has directed the Company to pay Rs. 9,560 lakhs (US$ 21.45 million) as final settlement against the claim amount of US$ 385 million which was reflected as contingent liability. The payment has been accounted in the quarter and half year ended 30th September 2008.

4.	Based on a periodic review of the Company’s business delivery model, the Company’s pricing arrangements were revised with effect from April 1, 2007 and a net charge of Rs 10,357 lakhs relating to the period upto September 30, 2007 has been recorded in the results for the quarter ended December 31, 2007.

5.	The previous period’s figures have been regrouped and reclassified wherever necessary to make them comparable with the current year’s figures.

6.	Investor Complaint status:

Outstanding as on October 01, 2008	Total received during the quarter ended December 31, 2008	Total resolved during the quarter ended December 31, 2008	Outstanding as on December 31, 2008
Nil	1	1	Nil

For TATA COMMUNICATIONS LIMITED

N. SRINATH MANAGING DIRECTOR & CHIEF EXECUTIVE OFFICER

Place	: Mumbai.
Date	: January 28, 2009

Exhibit 2

Media Contacts:

S Ravindran Tata Communications +91 9223306610 Ravindran.s@tatacommunications.com	Media Agency Vaishnavi Corporate Communications +91 9867035862 rabin.ghosh@vccpl.com	Media Agency STC Associates +1 646 214 6545 kristen@stcassociates.com

Tata Communications Q3 net profit up 203%, EBITDA up 43%

Tata Communications has announced its Indian GAAP standalone financial results for the quarter ended December 31, 2008. The company has witnessed a substantial improvement in all key parameters, including profit after tax, revenue and EBITDA. Revenues for the quarter ended December 31, 2008 were Rs 990 crores, up 17% from those in the quarter ended December 31, 2007. Profit after taxes in the quarter ended December 31, 2008 was Rs 81 crores, up 203% from Rs 27 crores in the corresponding quarter previous fiscal. Operating profits or earnings before interest, taxes, depreciation and amortization (EBITDA) for the quarter ended December 31, 2008 was at Rs 231 crores, up 43% from Rs 162 crores in the corresponding quarter in the previous fiscal.

For the year-to-date nine months ended December 31, 2008, Tata Communications standalone revenues were at Rs 2,837 crores, up 17% from Rs 2,433 crores in the corresponding period in the previous fiscal. EBITDA during this nine month period was at Rs 644 crores, up 36% from Rs 473 crores in the corresponding nine month period in the previous fiscal.

Tata Communications’ key business segments of voice and data continue to show strong growth, in revenue and operational parameters. The company’s global voice traffic, including national long distance traffic in India, grew 20% year-on-year to about 26 billion minutes during the first nine months of this fiscal. Segment results for the standalone wholesale voice business grew by 73% to Rs 229 crores. Enterprise and carrier data standalone revenues grew 23% year-on-year during the first nine months of this fiscal, on the back of growth in connectivity and co-location services as well as launch of several managed services.

“The company’s performance has continued to be strong despite a challenging business environment. We believe that the current economic situation provides us an opportunity to partner with our customers to help manage their costs and enhance their collaboration efforts. Our financial performance and our recent investments in various markets reaffirms Tata Communications’ commitment to its expansion and investment plans in emerging markets and managed services,” said Mr. N Srinath, MD & CEO, Tata Communications Limited.

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During the third quarter of fiscal 2009, the company continued its Telepresence public room rollout by launching rooms in the UK and USA – at the Taj hotels in Boston, London and New York, in addition to its rooms in Mumbai, Chennai and Bangalore. Tata Communications plans to increase the number of its global public rooms to about 100 by the end of 2009.

The company also announced the launch of its MPLS VPN services in Malaysia, Thailand, Philippines and Taiwan. The company introduced the Virtualized Unified Threat Management (vUTM) service in India. Tata Communications was awarded the “Best Market Strategy” Award at the 2008 Capacity Magazine Global Wholesale Telecommunication Awards in Amsterdam.

About Tata Communications

Tata Communications, a member of the $62.5 billion Tata Group, is a leading global provider of a new world of communications. The emerging markets communications leader leverages its advanced solutions capabilities and domain expertise across its global and pan-India network to deliver managed solutions to multi-national and Indian enterprises, service providers and Indian consumers.

Tata Communications’ range of services include transmission, IP, converged voice, mobility, managed network connectivity, hosting and storage, managed security, managed collaboration and business transformation for global enterprises and service providers, as well as Internet, retail broadband and content services for Indian consumers. The Tata Global Network encompasses one of the most advanced and largest submarine cable networks, a Tier-1 IP network, with connectivity to more than 200 countries across 300 Pops, and more than 1 million square feet of data center and co-location facilities.

Tata Communications’ unique emerging market depth and breadth of reach includes a national fiber backbone network and access to network in over 60 cities and 125 Pops in India, strategic investments in South African converged services operator, Neotel, Sri Lanka and Nepal and, subject to fulfillment of conditions precedent, a 50% ownership in China Enterprise Communications (CEC) providing full country VPN coverage in China.

Servicing customers from its offices in over 80 cities in 40 countries, Tata Communications is the number one global international wholesale voice operator and number one provider of international long distance, enterprise data and Internet services in India, the Company was named “Best Wholesale Carrier” at the World Communications Awards in 2006, “Best Pan-Asian Wholesale Provider” at the 2006 and 2007 Capacity Magazine Global Wholesale Telecommunications Awards and was awarded “Best Progress in Emerging Markets” at the 2008 Mobile Communication Awards.

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Tata Communications Limited along with its global subsidiaries, (“Tata Communications”), is listed on the Bombay Stock Exchange and the National Stock Exchange of India and its ADRs are listed on the New York Stock Exchange. (NYSE: TCL)

www.tatacommunications.com

Forward-looking and cautionary statements

Certain words and statements in this release concerning Tata Communications and its prospects, and other statements, including those relating to Tata Communications’ expected financial position, business strategy, the future development of Tata Communications’ operations, and the general economy in India, are forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including financial, regulatory and environmental, as well as those relating to industry growth and trend projections, which may cause actual results, performance or achievements of Tata Communications, or industry results, to differ materially from those expressed or implied by such forward-looking statements. The important factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements include, among others, failure to increase the volume of traffic on Tata Communications’ network; failure to develop new products and services that meet customer demands and generate acceptable margins; failure to successfully complete commercial testing of new technology and information systems to support new products and services, including voice transmission services; failure to stabilize or reduce the rate of price compression on certain of the company’s communications services; failure to integrate strategic acquisitions and changes in government policies or regulations of India and, in particular, changes relating to the administration of Tata Communications’ industry; and, in general, the economic, business and credit conditions in India. Additional factors that could cause actual results, performance or achievements to differ materially from such forward-looking statements, many of which are not in Tata Communications’ control, include, but are not limited to, those risk factors discussed in Tata Communications’ various filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. Tata Communications is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements

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